Exhibit 23.2

CONSENT OF INDENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Most Home Corp.

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading of "Experts" in the prospectus. Our report contains an explanatory paragraph that states that Most Home Corp. has suffered recurring losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Chartered Accountants

Abbotsford, British Columbia
December 10, 2004